March 3, 2011

Mark Wojciechowski

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

150 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	GeoMet, Inc. (the Company)

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 31, 2010

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009

Filed April 30, 2010

Form 10-Q for Fiscal Quarterly Period Ended June 30, 2010

Filed July 27, 2010

File No. 0-52155

Response letter dated October 22, 2010

File No. 0-52155

Dear Mr. Wojciechowski:

GeoMet, Inc. (the Company, we or us) is pleased to provide the United States Securities and Exchange Commission (the Commission) with the following responses to the comments included in the Commission’s February 16, 2011 letter regarding the captioned matters. The comments from that letter are set out below, along with our responses.

Form 10-K for Fiscal Year Ended December 31, 2009

Selected Financial Data, Page 42

Reconciliation of non-GAAP Financial Measures, page 43

1.	We have considered your response to prior comment number 13 from our letter dated September 17, 2010 and are not clear as to what you are trying to convey with respect to the impact of income taxes on your calculations of SMOG and PV-10.

As presented, your SMOG appears to show a net cash inflow from taxes, which effectively implies a net refund or other benefit for taxes. In addressing this, your response seems to explain that, on a discounted basis, your tax assets exceed the net discounted cash inflows and, as a result, a net benefit has been recognized. It is not clear to us when or why this comparison between discounted cash flows and tax assets is being made. In this regard, we note the calculation of SMOG, as outlined in 932-235-50-31. Specifically, future annual cash inflows, less future annual development and production costs, less future annual income tax expense yields future annual net cash flows. These cash flows are then discounted at 10% and summed to yield the standardize measure of discounted future net cash flows. There is no separate tax calculation based on discounted cash flows.

Under this calculation, while tax assets may reduce future income tax expense in a given year or years, it does not appear that they would reduce future income tax expense to an amount below zero, or a net cash inflow.

To help us understand how cash flows related to income tax expenses have impacted your calculation of SMOG, provide us with an analysis that shows the details of your calculation, in total and by year for the first 10 years. Clearly indicate how income tax expense, and the related discount, as shown in your response to prior comment number 12, have been determined. Include any additional description or explanation of your calculation that you believe will provide us with a more complete understanding of your calculation.

Response

We will remove our non-GAAP measure disclosure and corresponding reconciliation commencing with our current filing on Form 10-K for the year ended December 31, 2010.

We concur that the SMOG calculation should not reduce future income tax expense to an amount below zero, or result in a net cash inflow. Our assumption that the tax assets exceeded the PV-10 was made at December 31, 2009 and that this excess was additive to the SMOG. In retrospect, we understand how this assumption is confusing and as a result we have recalculated the SMOG only assuming tax assets reduce future income tax expense to zero. The revised SMOG, as recalculated, is $94.8 million.

We will adjust our SMOG disclosure in our upcoming filing on Form 10-K for the year ended December 31, 2010.

Financial Statements and Supplementary Data, page 66

Notes to Consolidated Financial Statements, page 72

Note 11- Income Taxes, page 88

2.	As indicated in prior comment number 14 from our letter dated September 17, 2010, a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome when evaluating whether a valuation allowance for deferred tax assets is needed. Your response to our comment identifies various items of positive evidence that you believe support a conclusion that a valuation allowance is not needed for your net deferred tax asset.

With reference to ASC paragraph 740-10-30-22(a), you cite as one element of positive evidence the fact that you sell the majority of your output to a single customer, and that, although there is no fixed contract, your product is a commodity which you believe could be readily sold to another customer if needed. However, the referenced paragraph contemplates existing contracts or firm sales backlog that will produce enough taxable income to realize the deferred tax asset. Given your lack of existing sales contracts, it is not clear why you believe this paragraph is relevant to your circumstances.

With reference to ASC paragraph 740-10-30-22(c), you cite as an additional element of positive evidence the fact that, excluding the impairment charges, you have cumulative three-year pre–tax income. However, the referenced paragraph describes a strong earnings history coupled with evidence that the loss (for example, an unusual, infrequent or extraordinary item) is an aberration rather than a continuing event. A full cost ceiling test impairment is not unusual, infrequent or extraordinary. Similarly, the nature of ceiling test impairments is such that there does not appear to be an objective basis for concluding that they are an aberration. In this regard, we note the disclosure regarding the volatility of natural gas prices and possible future impairments appearing under your first risk factor.

The final positive element cited in your response is a forecast of future profitability you have prepared. In considering the weight to give the forecast, you noted that the forecast was conservative and based on information either from historical results or third parties, and which is objectively verifiable. While the sources of information used to produce your forecast may be verifiable, the forecast is nonetheless a projection of events that may or may not occur in the future and is inherently subjective.

Based on the considerations outlined above, it is not clear that the positive evidence you have described in your response is sufficient to overcome the negative evidence, i.e. you cumulative losses. Further explain to us why you believe the evidence you have considered is sufficient to overcome the cumulative losses, or describe any additional positive evidence you have considered.

Response

ASC 740-10-30-22(a)

In regards to our positive evidence cited in accordance with ASC 740-10-30-22(a), we consider our natural gas reserves to be similar to firm sales backlog. We acknowledge that we do not have current contracts to guarantee the future sale of our natural gas resources. We, however, believe commodities such as natural gas are different from other types of products. Most non-commodity products are subject to the risk that planned future production may not result in actual sales. For commodities such as natural gas, there is no uncertainty regarding a company’s ability to sell its future production. Our proved reserves represent the estimated quantities of natural gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic conditions in effect when the estimates were made. Our natural gas reserves were estimated and appraised by an independent third party reserve engineer according to the regulations and definitions promulgated by the Securities and Exchange Commission. Our specific reserves are coal bed methane reserves which are characterized by an initial period of inclining production rates followed by declining rates that vary depending upon reservoir characteristics, however, these decline rates are commonly much lower than what is generally expected with non-coal bed methane wells. Historically, we have sold 100% of our gas production in the market at prevailing market prices and will continue to do so in the future. In addition, we have firm delivery contracts in place that guarantee transportation of 100% of our production to market through 2022.

ASC 740-10-30-22(a) in part, describes that existing contracts or firm backlogs cited as positive evidence should:

“…produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures.”

Existing sales prices in our industry are based on spot prices and futures prices published by the New York Mercantile Exchange (NYMEX). Spot price is the price at which we sell our natural gas (plus a basis differential) absent having entered into a forward sale agreement. Futures price is the projected spot price on a future date. The Company’s analysis using either the prices as published by the NYMEX or the three-year historical average price results in more than enough taxable income to fully realize the net deferred tax asset before expiration. Additionally, this analysis did not contemplate any existing hedges that were in place as of December 31, 2009, which would have resulted in additional future taxable income for the Company.

ASC 740-10-30-22(c)

With respect to the impairment charges, as we are a full cost company, we must perform a quarterly full cost ceiling test as prescribed by Regulation S-X Rule 4-10(c)(4), Limitation on capitalized costs. The inputs to the test include the aforementioned third party reserve report, a discount rate of 10%, and a 12 month historical average price (in accordance with S-X Rule 4-10

(c)(4), as amended, the 12 month historical average price was only utilized for the ceiling test calculation as of December 31, 2009, and quarter-end spot prices were used for the first three quarters of the fiscal year). The resulting output represents the Company’s “ceiling” for capitalized costs, and any excess of book value over this amount is written off.

We do not believe the historical impairment charges ($308.0 million recognized over the past three years) are indicative of future impairment charges based on the remaining book basis as of December 31, 2009 and additional costs expected to be capitalized through the life of our remaining producing fields. As of December 31, 2009, the net book and tax values of our gas properties were approximately $98.7 million and $129.3 million, respectively. (As a result of significant impairment charges recognized in 2009, the remaining carrying value that could result in future charges either through amortization or impairment has been reduced to amounts that are less than the tax basis). We estimate that we will capitalize an additional $63.6 million of future drilling costs. Based on these current and expected capital costs, our total remaining impairment exposure is significantly less than our historical impairment experience.

Our cumulative pre-tax loss for the three years ended December 31, 2009 is used to assess the degree of negative evidence associated with our ability to recover deferred tax assets. Since the deferred tax assets are recoverable over an extended period of time (no material net operating losses (NOL) begin to expire until 2022, for example), we believe it is appropriate and meaningful to adjust our historical three-year results for items that cannot be expected to recur on a similar basis during the future recovery period. For the reasons described above (the comparatively smaller size of the remaining asset basis, plus expected remaining future drilling costs relative to the size of the impairments recorded during the last three years), we believe the adjusted three-year results provide considerably less negative evidence than that presented by the unadjusted results.

Additional Positive Evidence

The Company does not believe its historical results, inclusive of ceiling test impairment charges and tax depletion of gas properties, are representative of its ability to generate future taxable income because the Company has substantially completed its drilling and exploration activities. We currently have two materially producing fields and both are near the end of their life cycles in terms of new drilling based on current economic conditions. We anticipate new drilling to slow considerably and be substantially completed in the next few years. We currently anticipate that all drilling costs will be incurred by 2014 and estimate future drilling costs, during the net operating loss period, to be approximately $63.6 million. As such, after 2014, we will no longer incur material capital costs that have historically reduced our book income (due to the aforementioned “ceiling” impairment test) and taxable income (due to accelerated depletion and amortization of intangible drilling cost). Although new drilling will significantly decrease, the production levels will decline at a much lower rate than a traditional gas well due to the nature of coal bed methane wells.

Our first material net operating loss carryforward expires in 2022 and the last one expires in 2029. We believe the lengthy carryforward period should be considered in the overall evaluation of our ability to realize the net deferred tax asset (the majority of which is the net operating loss) as it substantially increases the likelihood of utilization.

Based on either our historical or forecasted profitability, future taxable income will be sufficient to absorb the entire write-off or amortization of existing and future tax basis as of December 31, 2009 (see further discussion below).

Historical Based Analysis

In order to estimate our future taxable income, we began by using our cumulative three-year historical book loss ($277.6 million) and added back the historical book impairment ($308.0 million, not deductible) and book DD&A expense ($31.7 million). We used this three-year historical average taxable income before tax depletion and IDC amortization to project taxable income for the next 20 years ($414.3 million), which corresponds to our NOL carry forward period. We then reduced the total by 100% of the remaining book basis of current gas properties and projected future book basis as this represents the total estimated future write-off exposure ($162.3 million). Estimated future book basis is future investment from the third party reserve report. The remaining $253.0 million is more than sufficient to cover our net deferred tax asset of $51.6 million ($133.6 million gross).

In addition, we used this same three-year historical average taxable income before tax depletion and IDC amortization to project taxable income for the next 20 years ($414.3 million) and reduced the total by 100% of the remaining tax basis of current gas properties and future gas properties, as this represents the total estimated future write-off exposure ($192.9 million). The remaining $221.4 million represents the remaining taxable income available to utilize our net deferred tax asset of $51.6 million ($133.6 million gross). Note that since our analysis factors in the deduction of all of the existing and future tax basis, the deferred tax asset related to the book and tax difference on gas properties is reduced to zero.

This analysis provides additional significant positive evidence, as it uses three-year historical operating results to predict future taxable income. We have considered all applicable tax deductions in this analysis which are substantially known and are not subject to significant estimates.

Additional Analysis Using Forecasts

We acknowledge that any analysis based on forecast is inherently subjective, but as the substantial amount of our forecast’s inputs are from third party sources (e.g., reserve report or NYMEX pricing), we believe our forecast should be given more positive weight when considering the recoverability of our net deferred tax asset. Although we believe our forecast provides significant evidence, it is not the only source of positive evidence we relied upon in forming our conclusion.

The aforementioned forecast “base case” assumes production and costs from the third party reserve report and market pricing, which anticipates more than three times the taxable income needed to fully realize the net deferred tax asset prior to expiration. To test the sensitivity of this forecast, we adjusted several assumptions, including, but not limited to, the following: hold production constant at the 2009 rate, use three-year historical average production, use three-year average pricing, and use three-year average margins.

Under all scenarios, we generate sufficient taxable income to fully realize the net deferred tax asset prior to expiration (Full utilization of our earliest expiring NOL in three years with full utilization of all NOLs between an average of ten to twelve years).

Conclusion

In summary, we understand that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative book losses in recent years. We believe that we have given such negative evidence the appropriate weight when considering the need for a valuation allowance. We also believe that it is important to consider all factors that gave rise to such cumulative book losses and consider their impact on the Company’s ability to generate future taxable income. The fact that these cumulative book losses were generated from impairment charges that are not representative of future tax deductions factor into the weight given to such negative evidence. In addition, our positive evidence includes a “base case” using objectively verifiable third party inputs as to our reserves and future prices using market pricing. We also considered various other scenarios including using our three-year historical financial results, which we consider to be objectively verifiable, to predict future taxable income and under all scenarios our taxable income is sufficient to absorb the entire amount of remaining tax basis as well as future expected tax basis, while still leaving sufficient taxable income to realize the entire net deferred tax asset. Furthermore, we considered the life cycle of our materially producing properties and the fact that our future capital costs will not be significant and will result in significantly reduced future tax deductions. As we considered all aforementioned positive and negative evidence, it became apparent that the preponderance of the evidence supported that we would more likely than not fully realize the net deferred tax asset before expiration.

Very truly yours,

By:	/s/ William C. Rankin
William C. Rankin Executive Vice President and Chief Financial Officer